EXHIBIT 99.1

May 31, 2016	News Release 16-20
Valley of the Kings Infill Drilling Concludes with More High-grade Gold Mineralization

Vancouver, British Columbia May 31, 2016; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report the remaining results from the underground infill drill program at the Brucejack Project’s Valley of the Kings, including six intersections grading greater than 1,000 grams per tonne gold within long intervals of significant gold mineralization. (See Table 1 below for assays.) The 2015/2016 infill drill program was successful in confirming the style and grade distribution of the gold mineralization in the area that was tested. The results from the 2015/2016 infill drill program and a revised geological interpretation are being compiled and will be incorporated into an updated resource estimate for the Valley of the Kings.

Selected drill highlights include:
●
Hole VU-746 intersected 149.95 grams of gold per tonne uncut over 31.0 meters, including 9,200 grams of gold per tonne uncut over 0.50 meters;
●
Hole VU-749 intersected 69.66 grams of gold per tonne uncut over 23.3 meters, including 2,260 grams of gold per tonne uncut over 0.50 meters;
●
Hole VU-762 intersected 70.93 grams of gold per tonne uncut over 16.0 meters, including 2,140 grams of gold per tonne uncut over 0.50 meters;
●
Hole VU-696 intersected 50.31 grams of gold per tonne uncut over 17.0 meters, including 1,510 grams of gold per tonne uncut over 0.50 meters;
●
Hole VU-748 intersected 30.73 grams of gold per tonne uncut over 21.37 meters, including 1,245 grams of gold per tonne uncut over 0.50 meters; and,
●
Hole VU-756 intersected 21.07 grams of gold per tonne uncut over 33.0 meters, including 1,130 grams of gold per tonne uncut over 0.50 meters.

Holes VU-746 and VU-748 were drilled from the 1260-meter drill bay, holes VU-749 and VU-756 were drilled from the 1350-meter drill bay, hole VU-696 was drilled from the 1310-meter drill bay, while hole VU-762 was drilled from the 1270-meter drill bay while.

For a plan and section views of the reported drill fans please see below.

The 2015/2016 infill drill program was designed to target the stope areas in years one through three of the current mine plan for the Valley of the Kings. An area of roughly 200 vertical meters over a strike length of 250 meters has been drilled at 7.5 to 10-meter centers. A total of 63,444 meters in 364 drill holes returned 49 intersections grading greater than 1,000 grams of gold per tonne, including the bonanza-grade intercept in hole VU-722 which encountered 37,117 grams of gold per tonne uncut over 0.5 meters (see news release dated May 12, 2016).

Table 1: Selected Valley of the Kings Drill Results, May 2016 (VU-664 to VU-773)(1,2,3)
Hole No.	Dip/Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver(g/t)	Comments
1310 m Drill Bay - 426,522E/6,258,139N - 204 Azimuth
VU-696	-32.5/204	105.00	122.00	17.00	21.78	20.85	1 sample cut
	or	105.00	122.00	17.00	50.31	20.85	uncut
	incl	105.88	106.38	0.50	183.00	159.00
	incl	115.34	115.84	0.50	1,510	409.00
VU-702	-27.5/204	120.00	121.00	1.00	23.80	25.40
		171.00	172.00	1.00	11.60	8.10
VU-708	-22.5/204	115.50	132.00	16.50	15.20	16.59
	incl	115.50	116.00	0.50	42.00	23.40
	incl	119.12	119.62	0.50	412.00	268.00
		182.99	183.49	0.50	19.45	19.80
VU-718	-17.5/204	120.14	120.64	0.50	62.60	37.90
		173.00	174.00	1.00	9.32	32.40
VU-723	-12.5/204	109.96	124.00	14.04	14.84	15.16
	incl	109.96	110.46	0.50	125.00	147.00
	incl	115.62	116.12	0.50	271.00	148.00
		163.78	164.28	0.50	25.90	12.80
VU-728	-7.5/204	66.50	67.00	0.50	239.00	136.00
		111.13	111.63	0.50	48.00	59.00
VU-735	-2.5/204	136.00	137.20	1.20	8.64	10.80
1260 m South Drill Bay - 426,529E/6,258,018N - 185 Azimuth
VU-729	-36/185	21.60	24.00	2.40	15.99	45.29
	incl	22.85	23.35	0.50	49.10	55.20
		87.00	96.00	9.00	31.18	10.19
	incl	87.99	88.49	0.50	541.00	106.00
VU-732	-28/185	119.00	120.00	1.00	8.77	4.80
		131.00	132.00	1.00	8.07	3.50
VU-737	-21/185	94.00	95.00	1.00	7.85	17.50
1260 m South Drill Bay - 426,529E/6,258,018N - 190 Azimuth
VU-741	-39/190	23.00	23.95	0.95	14.70	262.00
		23.95	24.45	0.50	74.70	358.00
1260 m South Drill Bay - 426,529E/6,258,018N - 195 Azimuth
VU-746	-37/195	23.00	54.00	31.00	10.28	123.70	1 sample cut
	or	23.00	54.00	31.00	149.95	123.70	uncut
	incl	29.40	29.90	0.50	9,200	5,500
	incl	41.80	43.00	1.20	6.92	15.90
	incl	52.00	53.00	1.00	6.94	663.00
		67.00	67.78	0.78	52.70	11.60
		101.00	113.00	12.00	24.12	15.43
	incl	101.00	102.00	1.00	282.00	154.00
VU-748	-29/195	20.00	41.37	21.37	14.23	38.09	1 sample cut

Hole No.	Dip/Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver(g/t)	Comments
	or	20.00	41.37	21.37	30.73	38.09	uncut
	incl	27.00	28.00	1.00	9.02	8.10
	incl	29.52	30.02	0.50	1,245	977.00
	incl	39.00	40.00	1.00	5.21	16.40
		99.98	100.48	0.50	27.00	87.60
		140.00	141.00	1.00	22.70	17.60
VU-752	-21/195	40.11	41.20	1.09	70.80	39.10
		69.00	80.00	11.00	16.05	8.35
	incl	69.00	70.00	1.00	23.00	6.10
	incl	70.00	71.00	1.00	144.00	51.60
VU-755	-14/195	67.40	68.18	0.78	19.15	26.50
1310 m Drill Bay - 426,522E/6,258,139N - 210 Azimuth
VU-750	-30/210	3.00	4.00	1.00	21.30	7.10
		98.00	106.61	8.61	31.83	27.38	1 sample cut
	or	98.00	106.61	8.61	34.50	27.38	uncut
	incl	106.11	106.61	0.50	586.00	299.00
VU-753	-25/210	112.00	117.00	5.00	15.57	13.05
	incl	114.42	114.92	0.50	130.00	57.40
		165.40	165.90	0.50	300.00	245.00
VU-757	-20/210	91.04	91.54	0.50	10.75	7.00
		195.05	195.55	0.50	60.40	5.4
VU-760	-15/210	91.00	92.00	1.00	17.20	46.00
		99.88	100.38	0.50	19.45	30.30
		183.00	184.00	1.00	11.60	4.30
VU-763	-10/210	99.00	118.00	19.00	15.21	19.43	1 sample cut
	or	99.00	118.00	19.00	17.31	19.43	uncut
	incl	99.00	100.00	1.00	13.75	8.50
	incl	116.94	117.44	0.50	620.00	466.00
VU-765	-5/210	89.00	90.00	1.00	8.17	11.40
VU-771	5/210	43.00	47.72	4.72	6.42	8.43
	incl	47.22	47.72	0.50	44.40	53.80
1270 m Drill Bay - 426,663E/6,258,075N - 151 Azimuth
VU-743	-30/151	165.00	166.00	1.00	18.70	34.10
VU-747	-24/151	98.00	99.00	1.00	7.97	9.40
		149.00	150.00	1.00	6.41	29.80
VU-751	-18/151	118.00	126.38	8.38	17.30	42.96
	incl	125.88	126.38	0.50	221.00	332.00
		164.74	184.00	19.26	15.43	24.01
	incl	165.24	165.74	0.50	19.05	30.20
	incl	178.20	178.70	0.50	522.00	251.00
VU-754	-12/151	157.00	157.90	0.90	7.78	22.50
VU-759	-6/151	15.00	16.00	1.00	8.99	8.70
VU-762	0/151	151.00	167.00	16.00	20.93	84.37	1 sample cut

Hole No.	Dip/Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver(g/t)	Comments
	or	151.00	167.00	16.00	70.93	84.37	uncut
	incl	153.60	154.10	0.50	42.50	69.90
	incl	164.22	164.72	0.50	2,140	2,200
VU-766	5/151	111.15	127.00	15.85	12.41	52.74
	incl	117.20	118.32	1.12	49.00	128.00
	incl	125.76	126.26	0.50	245.00	90.20
		138.00	143.00	5.00	10.16	12.16
	incl	141.00	142.00	1.00	15.60	22.20
VU-770	12.5/151	96.00	104.80	8.80	7.83	9.23	EOH
	incl	102.00	102.94	0.94	64.00	37.90
VU-773	27.5/151	94.21	104.30	10.09	10.02	24.19	EOH
	incl	94.21	94.71	0.50	26.80	10.40
	incl	103.10	104.30	1.20	52.80	23.30	EOH
1350 m East Drill Bay - 426,706E/6,258,050N - 114 Azimuth
VU-740	4.5/114	127.00	128.00	1.00	21.30	78.10
		161.20	184.70	23.50	7.42	369.70
	incl	164.25	164.75	0.50	27.90	1,690.00
	incl	164.75	165.25	0.50	20.60	993.00
	incl	173.70	174.20	0.50	43.10	2,250.00
	incl	174.20	174.70	0.50	46.10	2,230.00
	incl	181.70	182.20	0.50	52.10	2,930.00
	incl	182.20	182.70	0.50	42.20	2,030.00
	incl	182.70	183.20	0.50	15.00	922.00
	incl	183.70	184.20	0.50	20.70	1,210.00
VU-744	11.5/114	143.25	143.75	0.50	18.20	24.30
VU-749	18.5/114	14.00	15.00	1.00	9.85	148.00
		124.00	147.30	23.30	32.75	40.52	1 sample cut
	or	124.00	147.30	23.30	69.66	40.52	uncut
	incl	138.00	139.00	1.00	31.30	16.50
	incl	142.00	143.00	1.00	112.50	37.90
	incl	144.70	145.20	0.50	202.00	173.00
	incl	145.70	146.20	0.50	2,260	873.00
	incl	146.20	146.70	0.50	473.00	366.00
1350 m West Drill Bay - 426,680E/6,258,063N - 290 Azimuth
VU-756	51/290	61.00	94.00	33.00	12.13	30.59	1 sample cut
	or	61.00	94.00	33.00	21.07	30.59	uncut
	incl	62.53	63.03	0.50	31.00	23.30
	incl	65.00	66.00	1.00	19.70	12.30
	incl	74.00	75.00	1.00	18.00	127.00
	incl	88.80	89.30	0.50	1,130	619.00
VU-758	40/290	60.00	86.00	26.00	14.22	18.74
	incl	62.85	63.35	0.50	182.00	154.00
	incl	67.00	68.00	1.00	40.50	18.50

Hole No.	Dip/Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver(g/t)	Comments
	incl	71.00	72.00	1.00	60.10	36.40
	incl	72.00	72.65	0.65	38.30	37.20
	incl	73.65	74.15	0.50	19.25	29.50
	incl	74.15	74.65	0.50	41.00	33.70
	incl	77.00	77.70	0.70	61.70	36.70
	incl	78.96	79.46	0.50	37.80	52.60
VU-761	28/290	97.35	108.56	11.21	6.50	8.37
	incl	97.35	97.85	0.50	115.00	79.30
VU-764	65/290	34.00	38.00	4.00	20.56	44.63
	incl	36.43	36.93	0.50	60.60	83.00
	incl	36.93	38.00	1.07	47.10	98.40
		63.00	76.66	13.66	5.50	60.54
	incl	63.00	64.00	1.00	39.60	23.90
	incl	67.00	68.00	1.00	9.57	13.50
	incl	76.16	76.66	0.50	9.19	28.60
		91.49	91.99	0.50	9.06	41.50
1350 m West Drill Bay - 426,680E/6,258,063N - 272 Azimuth
VU-767	28/272	45.00	48.00	3.00	6.91	29.55
	incl	46.00	46.53	0.53	32.00	24.40
VU-769	41/272	46.00	46.60	0.60	10.15	249.00
		53.00	54.00	1.00	5.58	7.90
		56.00	57.00	1.00	6.91	5.70
		58.00	59.00	1.00	11.55	7.70
VU-772	54/272	59.25	59.75	0.50	9.83	6.70
		60.31	60.81	0.50	5.39	13.00
1260 m East Drill Bay - 426,537E/6,258,032N - 21 Azimuth
VU-655	-62.5/21	8.00	11.00	3.00	20.14	14.27
		10.00	11.00	1.00	57.40	22.40
		97.00	112.10	15.10	15.38	23.27
	incl	97.00	98.00	1.00	31.50	18.90
	incl	111.10	111.60	0.50	123.50	55.40
	incl	111.60	112.10	0.50	249.00	293.00
		265.00	266.00	1.00	19.80	11.60
1260 m East Drill Bay - 426,537E/6,258,032N - 6 Azimuth
VU-664	-60/6	22.03	22.53	0.50	9.83	3.10
		63.00	68.00	5.00	12.94	9.62
	incl	64.00	65.00	1.00	51.70	24.80
		93.95	96.00	2.05	10.16	5.58
	incl	93.95	94.45	0.50	29.70	3.90
		238.00	253.00	15.00	13.82	14.06
	incl	244.75	245.25	0.50	365.00	276.00
1260 m East Drill Bay - 426,537E/6,258,032N - 351 Azimuth
VU-669	-65/351	78.00	83.00	5.00	8.47	10.89

Hole No.	Dip/Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver(g/t)	Comments
	incl	81.82	82.32	0.50	80.60	93.00
VU-673	-73/351	21.00	22.00	1.00	18.80	9.50
		40.00	44.24	4.24	6.91	40.12
	incl	40.00	41.00	1.00	21.40	82.20
VU-692	-67/351	20.00	21.00	1.00	8.95	44.40
		64.00	71.00	7.00	23.24	22.54
	incl	66.00	67.00	1.00	158.5	138.00
		256.60	257.10	0.50	20.50	11.10
1260 m East Drill Bay - 426,537E/6,258,032N - 29 Azimuth
VU-687	-33/29	74.00	77.00	3.00	92.70	74.53	1 sample cut
	or	74.00	77.00	3.00	102.04	74.53	uncut
	incl	75.88	76.38	0.50	596.00	428.00
1260 m East Drill Bay - 426,537E/6,258,032N - 44 Azimuth
VU-699	24/44	68.24	68.74	0.50	128.50	153.00
VU-703	-15/44	20.00	21.55	1.55	8.54	9.46
VU-706	-33/44	5.00	34.74	29.74	20.06	20.85
	incl	6.94	7.44	0.50	62.80	34.00
	incl	12.14	12.64	0.50	373.00	139.00
	incl	17.00	18.00	1.00	225.00	149.00
	incl	22.46	22.96	0.50	388.00	140.00
		66.00	67.00	1.00	60.10	36.80
1260 m East Drill Bay - 426,537E/6,258,032N - 55 Azimuth
VU-711	-15/55	25.32	33.00	7.68	8.80	16.90
		88.00	90.00	2.00	18.89	10.30
	incl	89.00	90.00	1.00	32.10	16.00
VU-714	-33/55	31.00	39.55	8.55	8.35	34.08
	incl	35.67	36.17	0.50	113.00	85.60
(1)True thickness to be determined.
(2)Unless otherwise indicated as uncut, all gold assays over 540 g/t were cut to 540 g/t.
(3All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and one in 20 samples had a sample cut from assay rejects assayed as a field duplicate at ALS Chemex in North Vancouver, B.C. Whole core (core not split) is being assayed as part of the underground infill drill program.
Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

About Pretivm
Pretivm is constructing a high-grade underground gold mine at its Brucejack Project in northern British Columbia with commercial production targeted for 2017.
For further information contact:

Joseph Ovsenek	Troy Shultz
President	Manager, Investor Relations & Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
(877) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2013 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 28, 2016 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

May 31, 2016 Underground Drilling Results: Plan View

PRETIVM

N
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
1310m Drill Bay
1320m Drill Bay
1270m Drill Bay
1350m Drill Bays
1260m Drill Bays
6 Azimuth
21 Azimuth
29 Azimuth
351 Azimuth
44 Azimuth
290 Azimuth
55 Azimuth
272 Azimuth
114 Azimuth
122 Azimuth
130 Azimuth
138 Azimuth
141 Azimuth
146 Azimuth
151 Azimuth
157 Azimuth
165 Azimuth
171 Azimuth
151 Azimuth
157 Azimuth
178 Azimuth
185 Azimuth
192 Azimuth
163 Azimuth
170 Azimuth
177 Azimuth
202 Azimuth
149 Azimuth
157 Azimuth
164 Azimuth
171 Azimuth
176 Azimuth
182 Azimuth
187 Azimuth
212 Azimuth
198 Azimuth
192 Azimuth
204 Azimuth
210 Azimuth
206 Azimuth
200 Azimuth
194 Azimuth
189 Azimuth
183 Azimuth
170 Azimuth
175 Azimuth
180 Azimuth
185 Azimuth
190 Azimuth
195 Azimuth
200 Azimuth
210 Azimuth
220 Azimuth
225 Azimuth
6258100 N
6258000 N
6257900 N
426400 E
426500 E
426600 E
426700 E
426800 E
100m

May 31, 2016 Underground Drilling Results: Section View - 15m wide: 1260 Drill Bay, Azimuth 195

PRETIVM

N
S
Silica Cap
0.5m @ 1,245 ppm Au
1260m Drill Bay
1250 L
Polylithic Conglomerate
0.5m @ 9,200 ppm Au
VU-755
VU-752
VU-748
VU-746
1200 L
1.0m @ 282 ppm Au
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
Volcaniclastic Sediments
6258000 N
6257950 N
6257900 N
6257850 N
50m

May 31, 2016 Underground Drilling Results: Section View - 15m wide: 1350 Drill Bay, Azimuth 114

PRETIVM

NW
SE
Volcanic Fragmental Rocks
0.5m @ 2,260 ppm Au
0.5m @ 473 ppm Au
0.5m @ 202 ppm Au
VU-749
VU-744
VU-740
VU-736
VU-733
1400 L
1350m Drill Bay
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
Polylithic Conglomerate
25m
Volcanic Porphyritic Rocks
Volcaniclastic Sediments
6258000 N

May 31, 2016 Underground Drilling Results: Section View - 15m wide: 1270 Drill Bay, Azimuth 151

PRETIVM

N
S
Polylithic Conglomerate
Volcanic Fragmental Rocks
Silica Cap
1270m Drill Bay
Volcaniclastic Sediments
1300 L
1250 L
6258050 N
6258000 N
VU-773
VU-770
VU-766
VU-762
VU-759
VU-754
VU-751
VU-747
VU-743
0.5m @ 245 ppm Au
0.5m @ 2,140 ppm Au
0.5m @ 221 ppm Au
0.5m @ 522 ppm Au
50m
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0

May 31, 2016 Underground Drilling Results: Section View - 15m wide: 1310 Drill Bay, Azimuth 204

PRETIVM

N
S
Volcanic Fragmental Rocks
Polylithic Conglomerate
Silica Cap
1310m Drill Bay
1300 L
1250 L
VU-742
VU-735
VU-728
VU-723
VU-718
VU-708
VU-702
VU-696
VU-691
0.5m @ 239 ppm Au
0.5m @ 271 ppm Au
0.5m @ 412 ppm Au
0.5m @ 1,510 ppm Au
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
Volcaniclastic Sediments
6258100 N
6258050 N
6257950 N
50m

May 31, 2016 Underground Drilling Results: Section View - 15m wide: 1350 Drill Bay, Azimuth 290

PRETIVM

W
E
Volcanic Fragmental Rocks
VU-764
1450 L
VU-756
0.5m @ 1,130 ppm Au
VU-758
VU-761
1400 L
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
1350m Drill Bay
Polylithic Conglomerate
50m
426650 E

May 31, 2016 Underground Drilling Results: Section View - 15m wide: 1310 Drill Bay, Azimuth 210

PRETIVM

N
S
Polylithic Conglomerate
Silica Cap
1310m Drill Bay
VU-771
VU-768
VU-765
VU-763
VU-760
VU-757
VU-753
VU-750
VU-745
1300 L
1250 L
0.5m @620 ppm Au
0.5m @ 586 ppm Au
0.5m @300 ppm Au
Volcaniclastic Sediments
6258100 N
6258050 N
6258000 N
6257950 N
50m
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0

May 31, 2016 Underground Drilling Results: Section View - 15m wide: 1260 Drill Bay, Azimuth 29

PRETIVM

NE
SW
1300 L
1250 L
1200 L
1150 L
VU-680 (Azimuth 29)
Volcanic Fragmental Rocks
1260m Drill Bay
VU-685 (Azimuth 29)
Polylithic Conglomerate
Silica Cap
VU-687 (Azimuth 29)
0.5m @ 596 ppm Au
0.5m @ 249 ppm Au
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
Volcaniclastic Sediments
100m
VU-655 (Azimuth 21)
6258200 N
6258100 N
6258050 N
6258000 N
6257950 N
6257900 N

May 31, 2016 Underground Drilling Results: Section View - 15m wide: 1260 Drill Bay, Azimuth 185

PRETIVM

N
S
Silica Cap
1260m Drill Bay
1250 L
1200 L
Polylithic Conglomerate
Volcaniclastic Sediments
VU-737
VU-732
VU-729
0.5m @ 541 ppm Au
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
6258000 N
6257950 N
50m

May 31, 2016 Underground Drilling Results: Section View - 15m wide: 1260 Drill Bay, Azimuth 44

PRETIVM

NE
SW
VU-699
Volcanic Fragmental Rocks
1300 L
Silica Cap
1260m Drill Bay
Polylithic Conglomerate
1250 L
VU-703
VU-706
Volcaniclastic Sediments
0.5m @ 373 ppm Au
1.0m @ 225 ppm Au
0.5m @ 388 ppm Au
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
50m

May 31, 2016 Underground Drilling Results: Section View - 40m wide: 1260 Drill Bay, Azimuth 355

PRETIVM

N
S
Volcanic Fragmental Rocks
1260m Drill Bay
1250 L
1200 L
1150 L
1100 L
Polylithic Conglomerate
Silica Cap
VU-669 (Azimuth 351)
Volcaniclastic Sediments
0.5m @ 365 ppm Au
VU-664 (Azimuth 6)
VU-692 (Azimuth 351)
VU-673 (Azimuth 351)
100m
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
6258200 N
6258150 N
6258100 N
6258050 N
6258000 N
6257950 N
6257900 N
6257850 N

MAY 31, 2016 UNDERGROUND DRILLING RESULTS: SECTION VIEW - 15M WIDE: 1260 DRILL BAY, AZIMUTH 55

PRETIVM

NE
SW
Volcanic Fragmental Rocks
1260m Drill Bay
Silica Cap
Polylithic Conglomerate
1250 L
VU-711
VU-714
Volcaniclastic Sediments
25m
6258050 N
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0

May 31, 2016 Underground Drilling Results: Section View - 15m wide: 1260 Drill Bay, Azimuth 190

PRETIVM

N
S
Silica Cap
1260m Drill Bay
1250 L
VU-653
VU-649
VU-645
VU-642
VU-637
VU-633
VU-741
Volcanic
Porphyritic Rocks
Polylithic
Conglomerate
Volcaniclastic
Sediments
Drilling results released April 5, 2016
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
6258000 N
6257950 N
6257850 N
50m

May 31, 2016 Underground Drilling Results: Section View - 15m wide: 1350 Drill Bay, Azimuth 272

PRETIVM

W
E
Volcanic Fragmental Rocks
VU-772
VU-769
VU-767
1400 L
1350m Drill Bay
50m
Polylithic Conglomerate
426650 E
426700 E
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0